BRITISH COLUMBIA
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BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 24, 2011

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 24, 2011 11:19 AM Pacific Time

Incorporation Number: **BC0255727**

Recognition Date: Incorporated on October 15, 1982

NOTICE OF ARTICLES

Name of Company:

NORSAT INTERNATIONAL INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 110 - 4020 VIKING WAY
RICHMOND BC V6V 2L4
CANADA

Delivery Address:
SUITE 110 - 4020 VIKING WAY
RICHMOND BC V6V 2L4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 110 - 4020 VIKING WAY
RICHMOND BC V6V 2L4
CANADA

Delivery Address:
SUITE 110 - 4020 VIKING WAY
RICHMOND BC V6V 2L4
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Doninelli, Fabio

Mailing Address:
VIA BESAZIO 28, 6865
TREMONA
SWITZERLAND

Delivery Address:
VIA BESAZIO 28, 6865
TREMONA
SWITZERLAND

Last Name, First Name, Middle Name:
Topham, James Walter

Mailing Address:
#910 - 1028 BARCLAY STREET
VANCOUVER BC V6E 0B1
CANADA

Delivery Address:
#910 - 1028 BARCLAY STREET
VANCOUVER BC V6E 0B1
CANADA

Last Name, First Name, Middle Name:
Caprio, Joseph M.

Mailing Address:
7195 RAMBLING BROOK ROAD
HAMILTON NY 13346-2141
UNITED STATES

Delivery Address:
7195 RAMBLING BROOK ROAD
HAMILTON NY 13346-2141
UNITED STATES

Last Name, First Name, Middle Name:
Chan, Amiee

Mailing Address:
166 WEST 45TH
VANCOUVER BC V5Y 2W1
CANADA

Delivery Address:
#110-4020 VIKING WAY
RICHMOND BC V6V 2L4
CANADA

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached